Mail Stop 4561

July 13, 2007

Dallas R. Arthur
President and Chief Executive Officer
Bradford Bancorp, Inc.
6910 York Road
Baltimore, Maryland 21212

RE: Bradford Bancorp, Inc.
Form S-1
Filed on June 13, 2007
File Number 333-143696

Dear Mr. Arthur:

We have conducted a review of the above referenced filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Conversion Prospectus

The Companies, page 1

1. Please consider deleting the reference to Bradford Bank MHC and Bradford Mid-Tier Company in the summary. The summary should contain only the most essential information for an understanding of the transaction, and it does not

appear to us that these two references rise to that level. In this connection, the chart you provide on page 3 introduces parties that you do not discuss anywhere else in the filing, does not appear warranted in the summary and may actually be confusing. Please consider deleting the chart and beginning this section with a simple textual description of the bank and holding company structure after the offering or if you have a chart, display it in a more basic form.

Recently Completed Acquisitions, page 2

2. For The Valley and American Bank acquisitions, please disclose their costs.

How We Determined the Offering Range, page 4

3. Please briefly identify the peer group characteristics. Note also for the companies listed on page 6.

Persons Who Can Order Stock…, page 9

4. Reference is made to the bullet points in category 4. Please clarify these bullet points. It appears to read that the only eligible borrower in bullet point one for example, would be a borrower who took out a 25 year or 30 year mortgage, more than 20 years ago, and for which Bradford Bank is still the mortgage holder. If this is the case, then strengthen the disclosure so it is absolutely clear that this is a very limited class of potential purchasers.

How We Will Use the Proceeds…, page 12

5. Please disclose whether or not the bank has any plans or understandings to open new branches and if they do, the anticipated cost to open a typical branch.

The Contribution of shares…, page 20

6. In the second paragraph, please better explain why in the first paragraph you disclose $1.8 million as the net impact then $2.3 million in the second paragraph.

Selected Consolidated Financial and Other Data of Bradford Bank MHC, page 27

7. Please revise this section to describe in a footnote the effects that the acquisition of Valley Bancorp in January 2007 and the $940,000 provision for loan losses in 2006, have had on the comparability of the selected annual and interim historical

financial data of the Company. Refer to Instruction 2 to Item 301 of Regulation S-K.

8.   Provide a cross reference to the discussion of the reasons for material changes in financial position and operating results for the most recent two fiscal years and interim period that are described in the Management Discussion and Analysis.

Use of Proceeds, page 28

9.   We refer to the "Proceeds used to repay the Bankers Bank Loan for $3 million recording in the "Use of Proceeds" table. Please disclose in a footnote to the table the nature of the loan. Refer to the "Borrowings" section on page 74 that states this loan from The Bankers Bank was to provide a capital contribution to Bradford Bank to facilitate the acquisition of Valley Bancorp in January 2007.

10.   Please revise footnote (2) to explain the nature of the restructuring costs or provide a reference to additional disclosure elsewhere in the filing.

11.   We refer to the second paragraph on page 28 that states Bradford Bancorp will also use a *portion of the proceeds* to make payments on the $5 million junior subordinated debentures assumed in the merger with Patapsco. Please revise this paragraph to state where you have included as a use of proceeds the $5 million to be used to pay this debt related to the Patapsco merger.

Capitalization, page 31

12.   Please revise to disclose the ratio of equity-to-assets for each range of capitalization and explain in a footnote how the ratio was calculated.

13.   We refer to the column titled "Offering adjustments at minimum of offering range". Please tell us and state in a footnote the nature of each of these adjustments. Explain why there are no similar tabular presentations for offering adjustments at the midpoint and maximum offering range points.

14.   Please provide a footnote to briefly explain the nature of the adjustments included in the "Merger Adjustments" column and provide a cross reference to the detailed explanations in the "Pro Forma Data" section.

Regulatory Capital Compliance, page 33

15.   We refer to footnote (4) regarding the reconciliation of capital adjustment for
        Bradford Bank. Please describe in this footnote:

        •   The nature of the adjustment for $1.098 million related to the "Senator Bank
            and Golden Prague Federal" line time.

        •   The nature of the "Increase in disallowed intangible assets" and the "Increase
            in disallowed assets" for $32.4 million and $121,000 that were reduced from
            GAAP capital in order to arrive at the increase in Tier 1 capital.

Pro Forma Data, page 34

16.   Please revise the reference in the first paragraph to the three months ended March
        31, 2007 for Patapsco to read nine-months considering the annual financial
        statements of Patapsco are for the fiscal year ended June 30, 2006.

17.   Please revise Note (3) on page 34 to state the estimated life of the core deposit
        intangible and how it was determined.

18.   Disclose in a footnote the methodology for determining impairments to goodwill
        and core deposit intangibles which account for $29 million or 64% of the
        purchase price allocation.

19.   Please consider providing an index in the forepart of your "Pro Forma Data"
        section to reference the significant number of pro forma balance sheets as of
        March 31, 2007 and December 31, 2006 for the minimum and maximum offering
        ranges and the pro forma income statements for the period ended March 31, 2007
        for the minimum and maximum offering ranges.

20.   State in a footnote how the allowance for loan losses in the financial statements of
        the acquisitions of Patapsco Bancorp, Senator Bank and Golden Prague will be
        accounted for in the pro forma financial statements taking into consideration the
        requirements of SOP 03-3 which does not permit the carrying-over of the
        allowance for loan losses under its scope.

21. Where appropriate, please very briefly describe the regulatory basis for not recording a purchase price for the acquisition of Golden Prague and Senator Bank.

<u>March 31, 2007 Pro Forma Balance Sheet – Minimum of Offering Range, page 37</u>

22. We refer to the Employee stock ownership plan" for $2.401 million included in the Stockholders' Equity section of the "Patapsco Bancorp Historical" column. Please revise the pro forma disclosure in the registration statement as follows:

   - Revise the Stockholder' Equity section in the "Patapsco Bancorp Historical" column to present the ESOP shares subject to a put option as temporary equity outside of Stockholders' Equity as required by ASR 268. Refer to Note 11, "Benefit Plans, Employee Stock Ownership Plan", on page F-69 that states the current fair market value of the ESOP shares with a Put Option is included in temporary equity in accordance with SEC ASR No. 268.

   - Revise the pro forma balance sheet as of March 31, 2007 for the maximum offering range and the pro forma balances sheets as of December 31, 2006 for the minimum and maximum offering ranges to present the ESOP shares subject to a put option as temporary capital outside of Stockholders' Equity.

   - Revise in similar fashion the stockholders' equity sections in the pro forma financial condition information that appears throughout the registration statement, including but not limited to the "Summary Selected Pro Forma Condensed Consolidated Financial Data" on page 27; the "Capitalization" section on page 31 and the "Regulatory Capital Compliance" section on page 33 and the Pro Forma Conversion Data on page 58.

23. We refer to footnote (15) on page 39 which states that the core deposit intangible is amortized on an accelerated basis of 7.6 years. Please revise the footnote to state the basis used to determine the amortization period and clarify what you mean when you state that they are being amortized on an *accelerated basis*. Provide similar revisions to the same number footnotes for the pro forma balance sheets at the other price ranges.

24. We refer to footnote (22) on page 40 that describes the one time restructuring expenses totaling $445,000 and their related tax effects. Please revise this footnote to clearly indicate that these non recurring charges were not considered in the pro forma income statements. Refer to Rule 11(b)(5) of Regulation S-X.

25. Tell us the authoritative accounting basis you relied on in pro forma adjustment (23) on page 40 for the elimination of the capital accounts of Patapsco Bancorp, to eliminate the temporary equity account related to the ESOP shares subject to a put option considering these shares are not a part of the permanent capital of Patapsco Bancorp.

Pro Forma Conversion Data, page 58

26. We refer to the computations in the first section on page 60 to determine the "Pro forma value including foundation shares". Please tell us and provide in a note to this section the following information:

- Include a description of what is "Pro forma value" and why this information is useful to investors.

- State the basis for adding the $21.724 million fair value of the 2.172 million shares that will be issued to Patapsco Bancorp shareholders considering the gross offering proceeds already include the value of these shares as part of the shares issued by the Company to determiner the estimated gross offering proceeds.

Business of Bradford Bancorp, page 67

Financial Services, page 74

27. We refer to the partnership with Securities America, Inc., a registered broker dealer through which you receive a portion of the commissions from sales to customers. If material, please revise the financial statements of Bradford Bancorp to disclose the following information:

- The accounting policies regarding the partnership and the allocation of revenues and expenses between partners.

- The terms of the partnership agreement including your relative interest and the basis for allocating revenues between partners;

- The revenues recorded from you interest in the partnership and related revenue recognition policies.

Deposits, page 82

28.   Please revise this section to state for each annual and interim period the <u>average</u> dollar amount and <u>average rate</u> paid on each of the various deposit categories. Refer to Section V.A of Industry Guide 3.

Management's Discussion and Analysis of Bradford Bancorp, page 75

Credit Risk Management, page 93

Analysis of Nonperforming and Classified Assets, page 93

29.   We refer to the nonperforming commercial real estate loans totaling $627,000 and $641,000, equal to 59% and 67% of total non-performing loans as December 31, 2006 and March 31, 2007, respectively.   Please revise this section to discuss in greater detail:

- If the same group of commercial loans were nonperforming at the end of each fiscal period and if so, how they were considered in determining the allowance for loan losses at the end of each fiscal period; and

- The extent to which theses nonperforming loans are collateralized and the nature of the collateral.

30.   We refer to the table of classified assets on page 94 that states Special mention loans, including $5 million of ADC loans, were $10.837 million as of March 31, 2007 and $10.668 million as of December 31, 2006.   Assuming they are the same group of loans for these fiscal periods, please tell us and revise this section to discuss:

- The analysis performed by management to concluded that these loans continue to be Special mention loans as of March 31, 2007 and are not classifiable as higher credit risks such as Substandard or Doubtful for consideration in the allowance for loan losses.

- The nature and extent of collateralization of these loans to minimize credit risk; and

- The expected basis of repayment for the ADC loans if repayment is based on expected sales after completion of the project.

- The updated current repayment status of these loans as of the most recent interim period.

31.   We refer to the Substandard assets as of March 31, 2007 totaling $4.588 million as compared to $997,000 as of December 31, 2006. Please revise this section to discuss:

- the nature and credit risk characteristics of these loans, including the repayment terms of any ADC loans,

- the nature and extent of collateralization;

- any recent changes in their collection status that would require additional increase to the allowance for loan losses.

Loan Delinquencies", page 94

32.   Please tell us and discuss in this section if there have been any material subsequent changes in the collection status of the ADC loans for $6.6 million that was 30 to 59 days past due as of March 31, 2007.

Analysis and Determination of the Allowance for Loan Losses, page 95

33.   We refer to the analysis of the allowance for loan losses on page 98 that shows an increase in the allowance for loan losses of $262,000 during the three months ended March 31, 2007 due to the acquisition of Valley Bancorp in January 2007. Please tell us and revise this section to discuss:

- How you considered that the allowance for loan losses acquired from Valley Bancorp does not meet the requirements of SOP 03-3 which prohibits the "carrying over" of valuation allowance for loan losses acquired in a transfer that are within its scope

- Revise Note 2, "Acquisition of Valley Bancorp, Inc, (Unaudited) on page F-16 of the Bradford Bank MHC financial statements to provide similar disclosure including the disclosure required by paragraphs 14 to 16 of SOP 03-3, if applicable.

Market Area, page 102

34. Please quantify this section for population trends, income and any other material information needed to access the economic conditions of the market area.

How We Determined the Offering Range…, page 172

35. If any projections were provided to RP Financial, please disclose this. Also, if any projections crossed between Patapsco and Bradford, please disclose this information where appropriate in the acquisition cover materials.

36. Please disclose any other revenue received by RP Financial and its affiliates from Bradford and its affiliates during the past two years or disclose that there was none. Note also for the firm providing the fairness opinion and Patapsco.

Consolidated Financial Statements of Bradford Bank MHC, page F-1

Consolidated Statements of Financial Condition as of March 31, 2007 (unaudited) and December 31, 2006 and 2005, page F-3

Note 1, Significant Accounting Policies, page F-7

37. We note the Company has wholly-owned subsidiaries that provide financial and titling services. In addition we note the following disclosure:

- The "Subsidiaries" section on page 75 states the Company acquired GP Service Corporation in connection with the merger with Golden Prague that holds real estate acquired in foreclosure.

- The first paragraph on page 79 states the Company acquired a book of term-life insurance policies on which you receive commissions.

In this regard, please provide the following information:

- Tell us and revise the note to state how you considered the requirements of SFAS 131 regarding providing segment information for reportable segments that comply with the aggregation criteria and quantitative thresholds in paragraphs 17 and 8 of SFAS 131.

- Disclose in Note 18, "Subsequent Events, Business Combinations and Conversion" on page F-42 the terms and cost of the acquisition of GP Service Corporation and how it was recorded in accordance with SFAS 141.

- Tell us and disclose the total dollar amount of real estate acquired in foreclosure and discuss in Management's Discussion and Analysis how this acquisition will affect the credit risk characteristics of the Company.

- Tell us and state where the acquisition of GP Service Corporation is recorded in the pro forma balance sheets and income statements in the "Pro Forma Data" section on page 34.

Note 2, Acquisition of Valley Bancorp, Inc. (Unaudited), page F-16

38.   We refer to the 10 year amortization period for the core deposit intangibles acquired in this acquisition. Please tell us and revise this note to include the following information:

- Discuss how the ten year amortization period was determined and why it is significantly greater than the seven year period of amortization for core deposit intangibles stated in Note 1, Intangible Assets, on page F-11.

- Disclose the accelerated amortization method used to amortize the core deposit intangibles.

Note 5, Loans Receivable, page F-21

39.   We refer to the Acquisition, development and construction loans (ADC loans) totaling $75.6 million and $71.4 million as of March 31, 2007 and December 31, 2006 respectively. We also note the following disclosures regarding ADC loans:

- The risk factor titled: "High loan-to-value rations on a significant portion of our acquisition, development and construction portfolio expose use to greater risk of loss" on page 15, states ADC loans are secured by loans on properties in which *the borrowers have little or no equity,* or high loan-to-value rations.

- The "Acquisition, Development and Construction Loans" section on page 70 states as of March 31, 2007 the largest ADC loan for $1.9 million was classified as substandard and for which Bradford Bank had engaged an auction firm to assist in the sale of the completed condominium project that related to the loan.

- The "Acquisition, Development and Construction Loans" section on page 72 states that this type of lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest.

Please tell us and revise this footnote to disclose the extent to which the Company participates in the expected residual profits and shares in the risks and rewards of these ADC loans. Consider in our response the requirements of the following accounting literature:

- Exhibit 1 of the AICPA Practice Bulletin 1, "ADC Arrangement" that describes the characteristics of these arrangements that in economic substance are either investments in real estate that should be accounted for in accordance with SFAS 66 and 67 or joint ventures which should be recorded in accordance with SOP 78-9 and SFAS 34 as amended by SFAS 58.

- SAB No. 71 and 71A regarding the filing of financial statements of operating properties securing mortgage loans that have the characteristics of real estate investments or joint ventures or where investment risks exist under rule 3-13 of Regulation S-X.

- EITF 84-4 regarding the circumstances in which an ADC loans should be accounted for a loan, an investment or a joint venture.

- FIN46R which may include for consolidation as a variable interest entity structures that are used to facilitate ADC loans.

Note 18, Subsequent Events, Business Combinations and Conversion, page F-42

40.   We refer to the agreement to merge with the mutual institutions Golden Prague Federal Savings and Loan Association and Senator Bank that are expected to close in June 2007.   We also refer to the following related disclosure in the "Pro Forma Data" section on pages 34 to 57:

- The third paragraph on page 35 states that the March 31, 2007 and December 31, 2006 pro forma balance sheets include the estimated purchase accounting and merger adjustments related to these two mergers.

- The application of purchase accounting to these two mergers is disclosed in footnotes (1) to the various pro forma balance sheets as of March 31, 2007 and December 31, 2006 at the minimum and maximum offering ranges and in footnotes (1) to the various income statements for the three months ended March 31, 2007 and the year ended December 31, 2007 at the minimum and maximum offering ranges.

  Please revise the notes the financial statements as of March 31, 2007 and the pro forma financial statements as well as all related disclosure throughout the filing to record the mergers of these two mutual institutions on a "similar to a pooling of interests" basis. Refer to paragraph 60 of SFAS 141 that scopes out the combination of two or more mutual enterprises from the purchase accounting requirements of SFAS 141 until interpretive guidance related to these transactions is issued by the FASB.

41.   Please provide us with the results of the significancy tests under Rule 3-05(b) of Regulation S-X and SAB 80 that you used to determine that no audited financial statements were required to be filed with respect to the acquisitions of Senator Bank and Golden Prague. Consider in your response the following information:

- Footnote (1) of the "March 31, 2007 Pro forma Income Statements, Minimum of Offering Range" section on page 50 shows a combined net loss totaling $316,000 of Senator Bank and Golden Prague as compared to net income of $364,000 of the company for that period.

- Footnote (1) on page 54 shows the combined net loss of both acquisitions as of January 31, 2007 was $1.079 million as compared to net income of $1.670 million of the Company as of December 31, 2006.

Consolidated Financial Statements of Patapsco Bancorp, Inc., page F-44

Consolidated Statements of Financial Condition as of March 31, 2007 (unaudited) and December 31, 2006 and 2005, page F-45

42.   We refer to Note 11, "Benefit Plans, Employee Stock Ownership Plan", on page F-69 that states Patapsco has an ESOP for its employees whose shares include a Put Option that requires them to repurchase the shares at their fair market value on the exercise date. The current fair market value is included in temporary equity in accordance with SEC ASR No. 268.   We note that the exclusion of temporary equity from *Total Stockholders' Equity – Permanent* resulted in a reduction to Stockholders' Equity of 12.4 % and 6% as of March 31, 2007 and

December 31, 2006, respectively.   Please revise this note or alternatively, include the following information in the "Pro Forma Data" section to state how you account for the temporary equity of Patapsco Bancorp that will be recorded in the consolidated balance sheet of Bradford Bancorp after giving effect to the merger:

- State how the Company determined that the presentation requirements of ASR 268, *Presentation in Financial Statements of Redeemable Preferred Stock* are applicable to the ESOP shares with a Put Option;

- Describe the consideration given to the relationship of the following accounting literature with ASR 268 to determine that the treatment of the ESOP shares as temporary equity is appropriate:

    o Paragraph 17 of SFAS 150.

    o FSP FAS 150-4, Issuers' Accounting for Employee Stock Ownership Plans under SFAS 150, posted 11/07/03.

    o EIT 89-11, Sponsors' Balance Sheet Classification of Capital Stock with a Put Option held by an ESOP, dated 12/14/89

    o Footnote 18 to par. 31 of SFAS 122(R),

    o SOP 93-6, Employers' Accounting for Employee Stock Ownership Plans.

Consolidated Financial Statements of Valley Bancorp, Inc., page F-76

Independent Auditor's Report on Supplementary Information, page F-99

43.   Please explain to us why this audit report and related schedules are included in the Form S-1 considering it appears to be related to disclosure requirements of the Office of Thrift Supervision.

Exchange Offer Prospectus Materials

When is the merger expected to be completed, page iii

44. In the summary and in the body of the prospectus, please give the latest date certain to which the offering can go on and clarify that it may be extended beyond

that date. Clarify that Patapsco Bancorp shareholders will not receive any shares or cash until after the conversion offering is completed.

45. Where appropriate, disclose whether current Patapsco shareholders will be able to sell their shares prior to the exchange and, in the body of the prospectus, describe the consequences for those who buy shares between the time of the vote and the exchange.

Interests of Officers and Directors…, page 4

46. Please quantify the principal amounts involved. For example, disclose the aggregate amount of stock option proceeds. Provide similar quantification beginning on page 32.

Background of the Merger, page 14

47. You seem to have used the wrong date in the sixth paragraph on page 16. Please revise.

48. Please disclose whether Sandler O'Neill treated Bradford the same as any other company interested in acquiring Patapsco. If it did not, describe this situation in the filing.

Tax Consequences of the Merger, page 29

49. Clarify at the last paragraph on page 29 that shareholders may want to consult a tax advisor regarding their own, particular circumstances. They are entitled to rely upon the disclosure in the filing.

Exhibits

50.   File the form of proxy as an exhibit item.

Opinions, Exhibits 5.1, 8.1 and 8.2

51.   Please provide the actual opinions rather than the forms of opinion.

Exhibit 8.1

52.   Please revise to indicate that the statements and representations referenced in the second paragraph were <u>factual</u> statements and representations, or advise.

General - Accounting

53.   Please update the financial statements and all related disclosure when you file your next amendment as required by Rule 3-12(g) of Regulation S-X.

54.   Please file updated consents of the independent accountants as exhibits in your next amendment. Refer to Item 302 of Regulation S-T.

55.   Please consider including a "Recent Developments" section in the forepart of the registration statement to update the financial information of the registrant and the proposed acquisition for any material changes in their financial condition, results of operations and performance, capital and asset quality ratios related to their most recent interim financial statements.

*   *   *   *   *

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any accounting questions please contact Edwin Adames at 202-551-3447 or John Nolan, Accounting Branch Chief, at 202-551-3492. If you have any other questions please contact David Lyon at 202-551-3421, or me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

cc: Sean P. Kehoe
        Facsimile to 202-966-9409